[SUN LIFE FINANCIAL LOGO]

SUN LIFE FINANCIAL ANNOUNCES

TICKER SYMBOL CHANGE TO "SLF"

(TORONTO, November 7, 2002) - Sun Life Financial Services of Canada Inc. (NYSE, TSX: "SLC") today announced the Company's stock ticker symbol will change to "SLF," effective at the start of trading Nov. 14, 2002, on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. This change will have no effect on the publicly traded company and no impact on securities issued under its name.

"At the time of the Company's initial public offering in March 2000, the "SLF" ticker symbol was not available. Now that it is available, it makes sense to align our ticker symbol more closely with our brand," said Donald A. Stewart, Chairman and Chief Executive Officer.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2002 the Sun Life Financial group of companies has total assets under management of CDN $346.9 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

NOTE TO EDITORS: All figures shown in Canadian dollars.

Media contacts:
Stephanie Petroff 416-204-8155	Francine Cléroux 514-866-2561
Investor Relations contact: Thomas Rice 416-204-8163	Shareholder Inquiries contact: Jo-Anne Archibald 416-979-4108